

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K


JUN 2 6 2015

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to __________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
2 Kingdom Street
London W2 6BD
England

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013;

Statements of Changes in Net Assets Available for Plan Benefits for the three years ended December 31, 2014; and

Notes to Financial Statements.

Supplemental Schedule of Assets (held at year end as of December 31, 2014).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: 6/24/15

By: 

Jeffrey Fleming Chair – AstraZeneca Investment Committee, and
VP Compliance North America & U.S. Compliance Officer

12223063.1

Consent of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan, the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We consent to the incorporation by reference in the registration statement (No. 333-09062) on Form S-8 of AstraZeneca PLC of our report dated June 24, 2015, with respect to the statements of net assets available for benefits of the AstraZeneca Savings and Security Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the three-year period ended December 31, 2014, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report for Form 11-K of the AstraZeneca Savings and Security Plan .

KPMG LLP

Philadelphia, Pennsylvania
June 24, 2015

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTRAZENECA SAVINGS AND SECURITY PLAN

Table of Contents

December 31, 2014 and 2013



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan, the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the AstraZeneca Savings and Security Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for each years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole

KPMG LLP

Philadelphia, Pennsylvania
June 24, 2015

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
ASSETS		
Investments:		
Common stock fund - AstraZeneca PLC ADRs	$ 152,640,496	$ 127,780,685
Investment contracts with insurance companies	225,030,113	264,050,391
Investments in mutual funds	1,439,979,754	1,901,203,858
Investments in commingled funds	692,735,452	-
Investments in money market funds and other	109,884,128	92,219,091
Total investments at fair value	2,620,269,943	2,385,254,025
Contribution receivable	5,325,139	5,146,829
Notes receivable from participants	27,662,652	23,828,560
Total receivables	32,987,791	28,975,389
Net assets reflecting investments at fair value	2,653,257,734	2,414,229,414
Adjustment from fair value to contract value for fully benefit-responsive investment contracts with insurance companies	(3,333,761)	(3,468,804)
Net assets available for benefits	$ 2,649,923,973	$ 2,410,760,609

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Investment income:			
Net appreciation in fair value of investments	$ 140,898,396	$ 380,026,543	$ 168,071,217
Interest and dividends	65,354,186	66,505,332	51,541,602
Total investment income	206,252,582	446,531,875	219,612,819
Contributions:			
Employer	65,532,533	53,610,585	53,912,068
Participants	109,412,147	87,057,746	90,954,416
Rollovers	99,684,854	8,846,213	5,604,707
Total contributions	274,629,534	149,514,544	150,471,191
Deductions:			
Benefits paid to participants and rollovers	241,680,817	196,476,403	289,465,614
Administrative expenses	37,935	31,757	40,583
Total deductions	241,718,752	196,508,160	289,506,197
Net increase	239,163,364	399,538,259	80,577,813
Net assets available for benefits:			
Beginning of the year	2,410,760,609	2,011,222,350	1,930,644,537
End of the year	$ 2,649,923,973	$ 2,410,760,609	$ 2,011,222,350

The accompanying notes are an integral part of these financial statements.

1. Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). Regular full-time and part-time employees of the Company and AstraZeneca LP ("AZLP") are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the North American Compensation and Benefits Sub-Committee.

Administrative Expenses:

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants' account.

Contributions:

Participants can make before-tax or after-tax contributions of up to 50% of annual eligible compensation. The maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation ("Fixed Company Contributions") for those participants who meet the eligibility requirements of Benefit Schedule B under the Rider 1 (the "legacy Zeneca provisions") of the AstraZeneca Defined Benefit Pension Plan. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions are allocated to each participant account. The amounts paid to the trustee are invested in the investment funds designated by the participant.

1. Description of Plan, continued:

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings or losses. Investment income or losses allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. A participant who is credited with at least one hour of service becomes fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age or the completion of three years of service.

Participant Loans:

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. As of December 31, 2014, the interest rates on the participant loans range from 3.3% to 10%.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her accounts in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. Forfeitures used to reduce Fixed Company Contributions were insignificant to the Plan for the years ended December 31, 2014 and 2013.

2. Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:

Shares of common stock and registered investment companies are valued at the period-end quoted market prices. Purchases and sales of investments are recorded on the trade date.

Investment contracts, which are fully benefit-responsive, represent the net contribution plus interest at the contract rate. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts with insurance companies as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2014 and 2013.

Dividend income is recorded on the ex-dividend date. The appreciation or depreciation in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for benefits. Interest income is accrued as earned.

Notes Receivable from Participants:

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits:

Benefit payments are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements:

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. For public companies, this update will be effective for fiscal years beginning after December 15, 2015. The adoption of this guidance is not expected to have a material impact on the Plan's financial statements.

2. Significant Accounting Policies, continued:

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRs.* ASU 2011-04 was issued to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. This guidance is effective for reporting periods beginning after December 15, 2011. The adoption of this guidance did not have an impact of the Plan's financial statements.

Prior Period Correction:

The Statement of Net Assets available for Benefits as of December 31, 2013 reflects adjustments that increased the financial statement caption, "Net assets reflecting investments at fair value", by $14 million and decreased the financial statement caption, "Adjustment from fair value to contract value for fully benefit responsive investment contracts with insurance companies" by a corresponding $14 million. The adjustments to the December 31, 2013 balances were also reflected in Note 5 –Fair Value Measurements. The Plan does not consider these adjustments to be material as net assets available for benefits at December 31, 2013 did not change as a result and the adjustments did not affect the changes in net assets available for benefits, the Schedule H or Form 5500 as these statements reflect investment contracts with insurance companies at contract value.

Subsequent Events:

The Plan has evaluated subsequent events through June 24, 2015, the date the financial statements were available to be issued.

3. Investments:

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013:

	2014	2013
Common stock fund - AstraZeneca PLC ADRs	$152,640,496	$127,780,685
T Rowe Price Small Cap Value Fund	156,505,943	180,120,391
Vanguard Growth Index Fund	173,485,991	166,376,772
Vanguard Institutional Index Fund	284,685,427	264,925,896
Vanguard Mid Cap Index Fund	143,823,322	130,745,915
Vanguard Total Bond Market Index Fund	-	105,973,760
Vanguard Value Index Inst	136,344,180	123,043,559

During 2014, 2013, and 2012, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013	2012
Mutual funds	$ 88,274,965	$ 352,828,155	$ 165,767,049
Common stock	24,264,924	27,198,388	2,304,168
Commingled Funds	28,358,507	-	
	$ 140,898,396	$ 380,026,543	$ 168,071,217

4. Investment Contracts with Insurance Companies:

The Plan invests in a portfolio of benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Investment Committee manages the portfolio, and Fiduciary Capital Management is the portfolio's advisor. The portfolio is credited with interest on the guaranteed investment contracts and debited for participant withdrawals. Participants may direct the withdrawal or transfer of all or a portion of their investment.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 2% for the year ended December 31, 2014 and approximately 3% for the year ended December 31, 2013.

5. Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: *Common stock fund*: Valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is the total of the market value of the underlying assets in the fund, which are quoted prices from active markets, divided by the total number of shares. The underlying assets include American Depositary Receipts ("ADRs") of AstraZeneca PLC. The investment has no unfunded commitments and there are no redemption restrictions.

Investment contracts with insurance companies: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable duration considering the credit-worthiness of the issuer. The underlying assets include fixed income and money market securities. The investment has no unfunded commitments and there are no redemption restrictions other than participants cannot transfer their balance directly to the money market fund.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is a quoted price in an active market. The underlying assets include equity, fixed income, and money market securities. The investment has no unfunded commitments and there are no redemption restrictions.

	Fair Value Measurements as of December 31, 2014:			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock fund		$152,640,496	-	$152,640,496
Investment contracts with insurance companies		225,030,113	-	$225,030,113
Mutual funds				
Blended fund	93,656,104		-	93,656,104
Bond fund	108,899,449		-	108,899,449
International equity	138,000,060		-	138,000,060
Large cap equity	848,415,336		-	848,415,336
Mid cap equity	143,823,322	-	-	143,823,322
Small cap equity	107,185,483		-	107,185,483
Commingled fund		692,735,452		692,735,452
Money market funds	109,884,128		-	109,884,128
Total investments measured at fair value	$1,549,863,882	$1,070,406,061	$ -	$2,620,269,943

	Fair Value Measurements as of December 31, 2013:			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock fund		$127,780,686	-	$127,780,685
Investment contracts with insurance companies		$264,050,391	-	$264,050,391
Mutual funds				
Blended fund	84,067,239	-	-	84,067,239
Bond fund	105,973,760	-	-	105,973,760
International equity	148,035,136	-	-	148,035,136
Large cap equity	767,013,910	-	-	767,013,910
Lifecycle funds	382,191,391	-	-	382,191,391
Mid cap equity	130,745,915	-	-	130,745,915
Small cap equity	283,176,507	-	-	283,176,507
Money market funds	92,219,090	-	-	92,219,091
Total investments measured at fair value	$1,993,422,948	$391,831,077	$ -	$2,385,254,025

Commingled funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is the total of the market value of the underlying assets in the fund, which are quoted prices from active markets, divided by the total number of shares. The underlying assets include equity, fixed income, mutual funds and money market securities. The investment has no unfunded commitments and there are no redemption restrictions.

Money market funds: Valued at the NAV of shares held by the Plan at year end. The NAV is a quoted price in an active market. The underlying assets include money market securities. The investment has no unfunded commitments and there are no redemption restrictions.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table lists the fair values of investments as of December 31, 2014 and 2013:

6. Internal Revenue Service Status:

On May 7, 2012, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective January 1, 2012, qualified under the applicable provisions of the *Internal Revenue Code*. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the *Internal Revenue Code*.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7. Plan Termination:

Although it has not expressed any intent to do so, the North America Compensation and Benefits Sub-Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws.

8. Party-in-Interest Transactions:

Certain Plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

9. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Plan No. 002 EIN 23-2967016

Identity of issuer, borrower, lessor or similar party	Current value
Common stock fund:	
* AstraZeneca PLC ADRs	$ 152,640,496
Investment contracts with insurance companies (AstraZeneca - Stable Value Fund):	
Genworth Life & Annuity I	2,545,885
Jackson National Life	18,788,668
Metropolitan Life Inc.	19,499,570
Voya	6,612,958
Mutual of America	17,885,775
New York Life Insurance Company	32,754,592
Ohio National Life Insurance	13,923,542
Transamerica Premier Life	4,687,136
Principal Life Insurance	15,332,772
Protective Life Insurance	14,569,243
Prudential Insurance Company of America	63,194,516
United of Omaha	11,901,696
	221,696,352
Investments in mutual funds:	
AF Fundamental Investers R6	49,461,913
* Fidelity Diversified International K	23,449,663
* Fidelity OTC K	118,350,436
* Spartan International Index Fund	91,558,408
TIFI Templ Forgn Equ	22,991,989
Vanguard Bal Index Inst	93,656,103
Vanguard Explorer Adm	27,950,053
Vanguard Growth Index Inst	173,485,991
Vanguard Institutional Index Fund	284,685,427
Vanguard Mid-Cap Index Fund	143,823,322
Vanguard Morgan Growth Fund	24,689,438
Vanguard PRIMECAP Core Fund	61,397,952
Vanguard Small cap Index Inst	79,235,431
Vanguard Total Bond Market Index Fund	108,899,449
Vanguard Value Index Inst	136,344,180
	1,439,979,754
Investments in Commingled Funds	
T Rowe Price Small Cap Value Equity	156,505,943
Vanguard Target 2010	8,510,975
Vanguard Target 2015	37,910,010
Vanguard Target 2020	83,081,435
Vanguard Target 2025	93,561,371
Vanguard Target 2030	94,778,362
Vanguard Target 2035	92,699,043
Vanguard Target 2040	61,532,961
Vanguard Target 2045	34,824,142
Vanguard Target 2050	14,480,549
Vanguard Target 2055	127,353
Vanguard Target 2060	160,940
Vanguard Target Income	14,562,367
	692,735,452
Investments in money market funds and other:	
Vanguard Prime Money Market Fund	65,564,725
* FMTC Institute Money Market Fund	41,931,962
Other Interest-Bearing Cash	2,387,441
	109,884,128
Notes receivable from participants (rates of interest ranging from 3.3% to 10%)	27,662,652
Total	$ 2,644,598,835

* Party-in-interest

See accompanying independent auditors' report.